Exhibit 99.2

ProQR Announces  Fourth Quarter and Full Year 2019 Operating and Financial Results

•Substantial progress in 2019 with final data from Phase 1/2 trial of sepofarsen for Leber’s congenital amaurosis 10 showing rapid, significant and durable improvements in vision; Phase 2/3 pivotal trial Illuminate initiated with data expected in H1 2021

•Phase 1/2 Stellar trial initiated for QR-421a for Usher syndrome type 2A exon 13;  on track to report first clinical data for QR-421a in late Q1 2020

•Initiated a first-in-human trial for the third inherited retinal disease program, QR-1123 for autosomal dominant retinitis pigmentosa

•€48.6 million net proceeds from public offering in 2019 extended cash runway into 2022

LEIDEN, Netherlands & CAMBRIDGE, Mass.,  Feb 26,  2020 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA medicines for severe genetic rare diseases,  today reported its financial results for the fourth quarter and full year ended December 31, 2019 and provided a business update.

“We made significant progress in 2019 as we advanced our portfolio of investigational RNA therapies for patients that suffer from inherited retinal diseases and are in a strong position as we enter 2020,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “In 2019 we shared positive Phase 1/2 data for sepofarsen in LCA10 and started the pivotal Phase 2/3 Illuminate trial for this program. We advanced two additional programs to Phase 1/2 clinical testing – QR-421a for Usher syndrome and non-syndromic RP, and QR-1123 for adRP. We strengthened our Supervisory Board and Leadership Team, and extended our cash runway into 2022 with an upsized public offering in October.”

Mr. de Boer continued, “We expect to build on this momentum with a number of anticipated events in 2020. We are on track to report the first clinical data from the Phase 1/2 Stellar trial for QR-421a in late Q1. This interim analysis will include data from the first two dosing cohorts and is intended to inform next steps in development. We also plan to provide an update from the InSight open label extension study of sepofarsen in H2 2020, including data from the contralateral eye treatment.  In anticipation of the pivotal data readout from the Illuminate trial of sepofarsen in H1 2021 we are preparing for the planned NDA submission and continue to build our commercial capabilities. This year we  also expect to move QR-504a for Fuchs into clinical development and further advance our novel Axiomer® RNA editing platform. With these events we look forward to another productive year in 2020 as we advance our pipeline to bring new therapies to patients.”

Corporate Highlights and Business Update

Sepofarsen (QR-110) for Leber’s congenital amaurosis 10 (LCA10)

•Reported positive top-line results from the Phase 1/2 clinical trial.  In the trial, sepofarsen was observed to be well tolerated with rapid, significant and durable improvements in vision maintained at month twelve. The target registration dose for the ongoing Phase 2/3 Illuminate trial showed a favorable benefit/risk profile in the Phase 1/2 trial.

•The findings from the Phase 1/2 trial support the design of the ongoing Phase 2/3 Illuminate trial that could be the sole registration trial for the program. Top-line data from Illuminate are expected during H1 2021.

•Received Rare Pediatric Disease designation from the Food and Drug Administration (FDA).

•Granted access to the PRIority MEdicines (PRIME) program by the European Medicines Agency (EMA).

•The Company expects to report updated data from the InSight extension study H2 2020, including data from contralateral eye treatment.

QR-421a for Usher syndrome type 2

•The Phase 1/2 Stellar trial of QR-421a in patients with Usher syndrome type 2 is ongoing and on track to deliver interim data in late Q1 2020.

•Received Rare Pediatric Disease designation and Fast Track designation from the FDA.

QR-1123 for autosomal dominant retinitis pigmentosa (adRP)

•The ongoing Phase 1/2 Aurora trial of QR-1123 in patients with adRP began enrolling patients in December 2019 and initial data from the study are expected in 2021.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

•Received Orphan Drug designation and Fast Track designation from the FDA.

QR-504a for Fuchs Endothelial Corneal Dystrophy (FECD)

•The Company expects to advance QR-504a for FECD to clinical development in 2020.  The most common genetic cause for FECD occurs in the TCF4 gene causing FECD type 3 (FECD3). The Phase 1 trial is planned to be an open label, single-dose, dose escalation, exploratory study to evaluate safety, tolerability, and molecular biomarker(s) in corneal endothelium following a single intravitreal injection in patients with FECD3 scheduled for corneal transplant.

Business Updates

•Earlier this month, ProQR announced its participation in the Foundation Fighting Blindness “My Retina Tracker Program”, a collaborative, open access program providing no-cost genetic testing and genetic counseling for individuals in the U.S. with a clinical diagnosis of an IRD such as LCA and Usher syndrome.

•In October 2019, the Company closed an underwritten public offering of 9,090,909 ordinary shares at a price of $5.50 per share,  excluding full exercise of underwriters’ option to purchase 1,363,636 additional ordinary shares for total gross proceeds of $57.5 million.  Net proceeds totaled approximately €48.6 million. With the addition of this capital ProQR’s operations are expected to be funded into 2022.

•In April 2019, the Company appointed to the Supervisory Board Bart Filius, Chief Operating Officer and Chief Financial Officer at Galapagos NV and Theresa Heggie, Senior Vice President, Head of Canada, Europe, Middle East and Africa at Alnylam Pharmaceuticals.

Financial Highlights

At December 31, 2019, ProQR held cash and cash equivalents of €112.0 million, compared to €105.6 million at December 31, 2018. The increase in cash was primarily from a public offering in October of which the net proceeds totaled  €48.6 million. Net cash used in operating activities during the three month period and full year ended December 31, 2019 was €12.0  million and €44.0 million respectively, compared to €9.1 million and €28.5 million for the same period last year.

Research and development costs increased to €13.9 million for the quarter ended December 31, 2019 from €9.5 million for the same period in 2018. Research and development costs for the year ended December 31, 2019 were €46.5 million, compared to €29.5 million for the same period in 2018.

General and administrative costs decreased to €3.9 million for the quarter ended December 31, 2019 from €4.6 million for the same period in 2018. General and administrative costs for the year ended December 31, 2019 were €12.9 million, compared to €12.5 million for the same period in 2018.

Net loss for the three month period ended December 31, 2019 was €18.6  million or €0.39 per diluted share, compared to a €13.0 million loss or €0.33 per diluted share for the same period in 2018. Net loss for the year ended December 31, 2019 was €56.7 million or €1.38 per diluted share, compared to €37.1 million, or €1.08 per diluted share for the same period ended December 31, 2018. For further financial information for the period ended December 31, 2019, please refer to the financial statements at the end of this release.

2019 Annual Reports

The consolidated statement of financial position of ProQR Therapeutics N.V. as of December 31, 2019 and December 31, 2018, the consolidated statements of comprehensive loss for the years and the three month periods ended December 31, 2019 and 2018, the related consolidated statement of changes in equity for the years ended December 31, 2019 and 2018 and the consolidated statements of cash flows for years and three months periods ended December 31, 2019 and 2018 as presented in this press release are unaudited. ProQR Therapeutics N.V. will publish its 2019 Annual Report on Form 20-F and Statutory Annual Report later in Q1 2020. The reports will be published on our website at www.proqr.com.

About Leber’s Congenital Amaurosis 10 (LCA10)

Leber’s congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved or other products in clinical development that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

About Sepofarsen

Sepofarsen (QR-110) is being evaluated in the pivotal Phase 2/3 Illuminate trial and is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About Usher Syndrome Type 2

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central vision and moderate to severe deafness. Usher syndrome type 2 is one of the most common forms of Usher syndrome and can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with Usher syndrome type 2.

About QR-421a

QR-421a is being evaluated in the Phase 1/2 Stellar trial and is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional Usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and Rare Pediatric Disease designations from the FDA.

About Autosomal Dominant Retinitis Pigmentosa (adRP)

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive problems in night vision during childhood, leading to visual field loss and frequently resulting in blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells and at the same time diminishes the function of the wild type allele. Over time this results in cell death and progressive vision loss. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About QR-1123

QR-1123 is being evaluated in the Phase 1/2 Aurora trial and is a first-in-class investigational RNA-based oligonucleotide designed to treat adRP due to the P23H mutation in the RHO gene. QR-1123 was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 was in-licensed from Ionis Pharmaceuticals in 2018. QR-1123 has been granted Orphan Drug designation in the United States and received Fast Track designation from the FDA.

About Fuchs Endothelial Corneal Dystrophy (FECD)

Fuchs endothelial corneal dystrophy (FECD) is a common inherited condition characterized by the dysfunction and degeneration of the corneal endothelium, a single cell layer of cells on the inside of the cornea. FECD is a common disorder; it is estimated that FECD affects more than 4% of individuals over the age of 40 in the U.S., and similar prevalence is noted for other global regions. There are different types of this disease and we focus on age-related FECD (FECD3). Some patients with age-related FECD develop advanced disease with corneal edema and corneal clouding. These symptoms can lead to complete vision loss and the need for surgery and a corneal transplant.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

About QR-504a

We are developing QR-504a as an RNA therapy for the treatment of FECD3. We plan to advance the QR-504a program into a first clinical trial in late-stage disease patients in 2020. QR-504a is designed to target the intronic TNRs in the TCF4 RNA. The aim is to reduce aggregation and the formation of RNA foci in order to normalize the RNA splicing patterns, and prevent or halt corneal degeneration in patients with FECD3.

About Axiomer

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer® “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer® EONs are designed to recruit an endogenously expressed RNA editing system called ADAR, which can direct the change of an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G).

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, statements regarding QR-421a, and the clinical development and the therapeutic potential thereof,  statements regarding QR-1123 and the clinical development and therapeutic potential thereof, statements regarding QR-504a and the clinical development and therapeutic potential thereof,  statements regarding the timing of expected results from clinical trials and plans for seeking marketing approvals for our product candidates, and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum

LifeSci Advisors

T: +1 617 535 7743

hans@lifesciadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

sara@lifescipublicrelations.com

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	December 31,	December 31,
	2019	2018
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	111,950	105,580
Prepayments and other receivables	1,866	1,544
Social securities and other taxes	850	1,243

Total current assets	114,666	108,367

Property, plant and equipment	2,440	1,864
Investments in associates	429	—

Total assets	117,535	110,231

Equity and liabilities
Equity
Equity attributable to owners of the Company	94,329	92,915
Non-controlling interests	(496)	(230)
Total equity	93,833	92,685

Current liabilities
Borrowings	343	—
Lease liabilities	508	—
Trade payables	445	135
Current income tax liability	64	—
Social securities and other taxes	108	—
Pension premiums	2	7
Deferred income	711	545
Other current liabilities	8,812	7,473

Total current liabilities	10,993	8,160

Borrowings	12,709	9,386

Total liabilities	23,702	17,546

Total equity and liabilities	117,535	110,231

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Year
	ended December 31,		ended December 31,

	2019	2018	2019	2018
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	424	1,333	1,933	5,761

Research and development costs	(13,931)	(9,542)	(46,491)	(29,514)
General and administrative costs	(3,917)	(4,640)	(12,887)	(12,540)

Total operating costs	(17,848)	(14,182)	(59,378)	(42,054)

Operating result	(17,424)	(12,849)	(57,445)	(36,293)
Finance income and expense	(937)	(128)	402	(792)
Results related to associates	(150)	—	429	—

Result before corporate income taxes	(18,511)	(12,977)	(56,614)	(37,085)
Income taxes	(68)	—	(132)	(1)

Result for the period	(18,579)	(12,977)	(56,746)	(37,086)
Other comprehensive income	(78)	(13)	43	(28)

Total comprehensive income (attributable to owners of the Company)	(18,657)	(12,990)	(56,703)	(37,114)

Result attributable to
Owners of the Company	(18,534)	(12,944)	(56,480)	(36,894)
Non-controlling interests	(45)	(33)	(266)	(192)
	(18,579)	(12,977)	(56,746)	(37,086)

Share information
Weighted average number of shares outstanding[1]	47,372,744	38,809,784	41,037,244	34,052,520

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.39)	(0.33)	(1.38)	(1.08)
Diluted loss per share[1]	(0.39)	(0.33)	(1.38)	(1.08)

1.

For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company

				Equity settled
				Employee				Non-
	Number of	Share	Share	Benefit	Translation	Accumulated		controlling	Total
	shares	Capital	Premium	Reserve	Reserve	Deficit	Total	interests	Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2018	36,425,014	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325
Result for the period	—	—	—	—	—	(36,894)	(36,894)	(192)	(37,086)
Other comprehensive income	—	—	—	—	(28)	—	(28)	—	(28)
Recognition of share-based payments	112,473	4	2,185	3,224	—	—	5,413	—	5,413
Issuance of ordinary shares	6,612,500	265	83,926	—	—	—	84,191	—	84,191
Treasury shares transferred	(226,098)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(97)	—	97	—	—	—
Share options exercised	226,098	—	870	(724)	—	724	870	—	870

Balance at December 31, 2018	43,149,987	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685

Balance at January 1, 2019	43,149,987	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685
Result for the period	—	—	—	—	—	(56,480)	(56,480)	(266)	(56,746)
Other comprehensive income	—	—	—	—	43	—	43	—	43
Recognition of share-based payments	371,306	15	3,145	5,948	—	—	9,108	—	9,108
Issuance of ordinary shares	10,454,545	418	48,132	—	—	—	48,550	—	48,550
Treasury shares transferred	(46,900)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(44)	—	44	—	—	—
Share options exercised	46,900	—	193	(133)	—	133	193	—	193

Balance at December 31, 2019	53,975,838	2,159	287,214	16,551	151	(211,746)	94,329	(496)	93,833

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Year
	ended December 31,		ended December 31,

	2019	2018	2019	2018
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(18,579)	(12,978)	(56,746)	(37,086)
Adjustments for:
— Depreciation	509	267	2,052	992
— Share-based compensation	4,494	3,168	9,108	5,413
— Financial income and expenses	937	128	(402)	792
— Results related to associates	150	—	(429)	—
— Net foreign exchange gain / (loss)	(79)	(13)	43	(28)

Changes in working capital	39	220	1,783	1,295
Cash used in operations	(12,529)	(9,208)	(44,591)	(28,622)

Corporate income tax paid	—	—	(64)	(1)
Interest received	582	105	758	130
Interest paid	(9)	—	(73)	—

Net cash used in operating activities	(11,956)	(9,103)	(43,970)	(28,493)

Cash flow from investing activities
Purchases of property, plant and equipment	(239)	(27)	(580)	(312)

Net cash used in investing activities	(239)	(27)	(580)	(312)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	48,550	(104)	48,550	84,191
Proceeds from exercise of share options	27	210	193	870
Proceeds from borrowings	2,027	163	2,027	264
Proceeds from convertible loans	—	702	690	1,132
Repayment of lease liability	(400)	—	(1,261)	—

Net cash (used in)/generated by financing activities	50,204	971	50,199	86,457

Net increase/(decrease) in cash and cash equivalents	38,009	(8,159)	5,649	57,652

Currency effect cash and cash equivalents	(851)	23	721	(171)
Cash and cash equivalents, at beginning of the period	74,792	113,716	105,580	48,099

Cash and cash equivalents at the end of the period	111,950	105,580	111,950	105,580

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com